冠軍科技集團
CHAMPION TECHNOLOGY

04 JAN -8 AM 7:21

30 December 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

04012081

By fax & by mail

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

dlw 1/14

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

(THE "COMPANY")

BONUS ISSUE OF NEW WARRANTS
CLARIFICATION ANNOUNCEMENT

Holders of Existing Warrants must exercise the subscription rights under the Existing Warrants not later than 4:00 p.m. on 12 January 2004 in order to qualify for the Bonus Issue.

Reference is made to the announcement of the Company dated 23 December 2003 (the "Announcement"). Capitalised terms used in this announcement shall have the same meanings as used in the Announcement.

The Company would like to clarify that as the Existing Warrants will expire on 12 January 2004, holders of Existing Warrants must lodge with Secretaries Limited, the Company's branch share registrars, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, all duly completed subscription forms, the relevant Existing Warrant certificates and the appropriate subscription moneys not later than 4:00 p.m. on 12 January 2004, instead of 26 January 2004 as stated in the Announcement, in order to qualify for the Bonus Issue.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 29 December 2003

Please also refer to the published version of this announcement in The Standard.